As filed with the Securities and Exchange Commission on December 28, 2010

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

INMUEBLES CARSO S.A.B. DE C.V.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

UNITED MEXICAN STATES

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing Series B-1 Common Shares of Inmuebles Carso S.A.B. de C.V.	50,000,000 American Depositary Shares	$5.00	$2,500,000	$290.25

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus

1. Name and address of depositary	Introductory Article

2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center

                        Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner

(ii) The procedure for voting, if any, the deposited securities	Articles number 10, 11 and 15

(iii) The collection and distribution of dividends	Articles number 4, 9, 10 and 15

(iv) The transmission of notices, reports and proxy soliciting material	Articles number 10, 11, 13 and 15

(v) The sale or exercise of rights	Articles number 9, 10, and 15

(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 9, 10, 12, and 15

(vii) Amendment, extension or termination of the deposit agreement	Articles number 17 and 18

(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 13

(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4 and 6

(x) Limitation upon the liability of the depositary	Articles number 3, 9, 15 and 18

3. Fees and Charges	Articles number 3 and 6

Item – 2.

Available Information

Public reports and documents furnished by issuer required by foreign law	Article number 13

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ___________________, 2011 among Inmuebles Carso S.A.B. de C.V., The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of ADSs thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 23, 2010.

Legal entity created by the agreement for the issuance of depositary shares representing Series B-1 common shares of Inmuebles Carso S.A.B. de C.V.

By:

The Bank of New York Mellon,

  As Depositary

By:  /s/ Joanne F. Di Giovanni

Name:  Joanne F. Di Giovanni

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, Inmuebles Carso S.A.B. de C.V. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Mexico City, Mexico, on December 23, 2010.

INMUEBLES CARSO S.A.B. DE C.V.

By:  /s/ Gerardo Kuri Kaufmann

Name: Gerardo Kuri Kaufmann

Title:

Principal Executive Officer

Each person whose signature appears below hereby constitutes and appoints Alfonso Salem Slim, Gerardo Kuri Kaufmann, Armando Ibañez Vázquez, Raúl Humberto Zepeda Ruiz and Verónica Ramírez Villela, authorized to act jointly or severally, as his or her true and lawful attorneys-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto said attorneys full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 23, 2010.

/s/ Alfonso Salem Slim	/s/ Armando Ibáñez Vázquez
Alfonso Salem Slim	Armando Ibáñez Vázquez
Director	Principal Accounting Officer

/s/ Alejandro Aboumrad González	/s/ Armando Ibáñez Vázquez
Alejandro Aboumrad González	Armando Ibáñez Vázquez
Director	Principal Financial Officer

/s/ Antonio Cosío Pando	Gerardo Kuri Kaufmann
Antonio Cosío Pando	Gerardo Kuri Kaufmann
Director	Principal Executive Officer

/s/ Gerardo Kuri Kaufmann
Gerardo Kuri Kaufmann
Director

/s/ Carlos Slim Helú
Carlos Slim Helú
Director:

/s/ Luis Ramos Lignan
Luis Ramos Lignan
Director

/s/ José Shedid Merhy
José Shedid Merhy
Director

/s/ Ernesto Vega Velasco
Ernesto Vega Velasco
Director

AUTHORIZED UNITED STATES REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the aforementioned Registrant, has signed this registration statement in the City of Newark, State of Delaware, on December 23, 2010.

PUGLISI & ASSOCIATES

By:    /s/ Donald J. Puglisi

Name:    Donald J. Puglisi

Title:      Managing Director

INDEX TO EXHIBITS

Exhibit
Number	Exhibit

1

Form of Deposit Agreement dated as of _________________, 2011 among Inmuebles Carso S.A.B. de C.V., The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.